J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
as Representatives of the several Underwriters c/o J.P. Morgan Securities LLC
383 Madison Avenue, Floor 38
New York, New York 10179
April 26, 2011

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attn: Mr. H. Christopher Owings

Re:	The Fresh Market, Inc., Registration Statement on Form S-1 (File No. 333-173005)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several Underwriters, wish to advise you that the number of Preliminary Prospectuses dated April 25, 2011, which were furnished to 5 prospective underwriters and distributed during the period April 25, 2011 through the date hereof, to underwriters, dealers, institutions and others, was approximately 2,878.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of the Act, we hereby join in the request of The Fresh Market, Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. Eastern Standard Time on April 27, 2011, or as soon thereafter as practicable.

Very truly yours,

J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith
Incorporated

as Representatives of the several
Underwriters

J.P. Morgan Securities LLC

By:	/s/ Lauren E. Ruane
Name: Lauren E. Ruane
Title: Vice President

Merrill Lynch, Pierce, Fenner & Smith
Incorporated

By:	/s/ Michele A.H. Allong
Name: Michele A.H. Allong
Title: Vice President